SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                    _______________________

                          SCHEDULE 13D
                             Under
               The Securities Exchange Act of 1934

                    _______________________

              GOLDEN ISLES FINANCIAL HOLDINGS, INC.
_________________________________________________________________
                         (Name of Issuer)


                           Common Stock
_________________________________________________________________
                  (Title of Class of Securities)


                            381087105
_________________________________________________________________
                          (CUSIP Number)


                        Michael J. Kistler
                          4 Sorghum Lane
                     Savannah, Georgia  31411
                          (912) 598-7583
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          March __, 2000
_________________________________________________________________
     (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement
on Schedule 13G to report the acquisition
     that is the Subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-
     1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
[    ]



CUSIP No. 381087105
_________________________________________________________________

               1.   Names of Reporting Persons.  Social Security
Numbers or I.R.S. Identification
          Numbers of above persons (entities only).

                        Michael J. Kistler
_________________________________________________________________

               2. Check the Appropriate Box if a Member of a Group (See Instructions)

                         (a)  Not Applicable
                         (b)  Not Applicable
________________________________________________________________

               3.   SEC Use Only
_________________________________________________________________

               4.   Source of Funds (See Instructions)

                            PF and BK
_________________________________________________________________

               5.   Check if Disclosure of Legal Proceedings Is
Required Pursuant to Items 2(d) or 2(e)

                          Not Applicable
_________________________________________________________________

               6.   Citizenship or Place of Organization

                     United States of America
_________________________________________________________________

               7.   Sole Voting Power        158,920
          Number of
_________________________________________________________________
Shares
                                             Beneficially   8.
Shared Voting Power                 0
          Owned By
_________________________________________________________________
_
          Each
                                        Reporting 9.   Sole
Dispositive Power   158,920
               Person
_________________________________________________________________
_
With
                                                  10.  Shared
Dispositive Power            0
_________________________________________________________________
_____________

               11.  Aggregate Amount Beneficially Owned by Each
Reporting Person

                             158,920
_________________________________________________________________
_____________

               12.  Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See
          Instructions).

                          Not Applicable
_________________________________________________________________
_____________

               13.  Percent of Class Represented by Amount in Row
(11)

                              6.35%
_________________________________________________________________
_____________

               14.  Type of Reporting Person (See Instructions)

                                IN
_________________________________________________________________
_____________

        Item 1. Security and Issuer.

   This statement relates to the No Par Value Common Stock of
Golden Isles Financial Holdings,
Inc., a Georgia corporation ("GIFH"). The principal executive offices of GIFH are located at 3811
Frederica Road, St. Simons Island, Georgia  31522.

        Item 2. Identity and Background.

           (a) The name of the person filing this statement is Michael J. Kistler.

           (b)  Mr. Kistler's business address is 340 Eisenhower
Drive, Suite 320, Savannah, Georgia
        31406.

           (c) Mr. Kistler is currently employed as a real estate developer. The name and address of the company in which Mr. Kistler is employed is Development Associates, Inc., 340
        Eisenhower Drive, Suite 320, Savannah, Georgia  31406.

           (d) Mr. Kistler has not, during the last five years, been convicted in a criminal proceeding
        (excluding traffic violations or similar misdemeanors).

           (e) Mr. Kistler has not, during the last five years, been a party to a civil proceeding as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f) Mr. Kistler is a citizen of the United States of America.

        Item 3. Source and Amount of Funds or Other
Consideration.

   The total cost of the shares of Common Stock in GIFH purchased by Mr. Kistler was
$1,191,896.30. Mr. Kistler utilized personal funds and funds borrowed from AmeriBank, N.A.
pursuant to the terms of a promissory note dated June 25, 1999 in the principal amount of
$1,000,500, and secured by a pledge of real property collateral and by a pledge of Mr. Kistler's brokerage account with Sterne, Agee & Leach to purchase the Common Stock in GIFH.

        Item 4. Purpose of Transaction.

   The purpose of the acquisition by Mr. Kistler of the shares of Common Stock of GIFH was to make a long term investment in GIFH. Mr. Kistler plans to continue to acquire shares of Common
Stock of GIFH as a long term investment in GIFH. Mr. Kistler does intend to become a member of the Board of Directors of GIFH. Mr. Kistler does not have any present plans or proposals which would result in:

           (a)  The disposition of securities of GIFH;
           (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving GIFH or any of its subsidiaries;
           (c) A sale or transfer of a material amount of assets of GIFH or any of its subsidiaries;
           (d) Except as set forth above, any change in the present board of directors or management of GIFH, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
           (e) Any material change in the present capitalization or dividend policy of GIFH;
           (f) Any other material change in the business or corporate structure of GIFH;
           (g) Changes in the charter or bylaws of GIFH or instruments corresponding thereto or other actions which may impede the acquisition of control of GIFH by any person;
           (h) Causing a class of securities of GIFH to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
           (i) A class of securities of GIFH becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of
1934; or
           (j) Any action similar to any of those enumerated above.

Although Mr. Kistler does not have any present plans to effect any of the foregoing, Mr. Kistler would consider any such proposal.

        Item 5. Interest in Securities of the Issuer.

           (a) The aggregate number of shares of Common Stock of GIFH beneficially owned by Mr.
        Kistler is 158,920. The 158,920 shares of Common Stock of GIFH beneficially owned by Mr. Kistler constitutes 6.35 percent of the issued and outstanding shares of the
        Common Stock of GIFH;

           (b) Mr. Kistler has the sole power to vote, and sole power to dispose of, the shares described in paragraph (a) above;

           (c) Mr. Kistler, through his registered broker, Sterne, Agee & Leach, in Savannah, Georgia has effected the following acquisitions of shares of Common Stock of GIFH since the filing of the Schedule 13D by Mr. Kistler:


Date of Transaction
Number of Shares Acquired
Price Per Share


November 29, 1999
                              2,000
                              $7.85


December 2, 1999
                              8,000
                              $7.54


December 7, 1999
                              1,000
                              $6.98


December 9, 1999
                              2,000
                              $6.98


December 9, 1999
                              1,000
                              $6.98


December 13, 1999
                              1,000
                              $6.85


December 30, 1999
                              2,000
                              $6.98


January 3, 2000
                              1,500
                              $6.98


January 6, 2000
                              2,300
                              $6.98


January 26, 2000
                              4,700
                              $6.85


February 17, 2000
                               600
                              $6.10


February 18, 2000
                               400
                              $6.10


           (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of GIFH described in paragraph (a) above; and

           (e)  Not applicable.

        Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to
        Securities of the Issuer.

   Certain of the shares of Common Stock of GIFH beneficially owned by Mr. Kistler are held in a brokerage account which has been pledged to AmeriBank, N.A. as security for the repayment of a promissory note executed by Mr. Kistler in favor of AmeriBank, N.A., as discussed in Item 3.
There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Kistler and any other person with respect to any securities of GIFH.

        Item 7. Material to Be Filed as Exhibits

                  Exhibit A   A copy of the Promissory Note dated
June 25, 1999 by Mr. Kistler in favor
               of AmeriBank in the principal amount of
$1,000,500 was attached to the
               original Schedule 13D filed by Mr. Kistler.
                  Exhibit B   A copy of the Pledge Agreement
dated June 28, 1999 between Mr. Kistler
               and AmeriBank was attached to the original
Schedule 13D filed by Mr.
               Kistler.

                            Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          March __, 2000
_________________________________________________________________
_____________
Date

_________________________________________________________________
_____________
Signature
                        Michael J. Kistler
_________________________________________________________________
_____________
Name/Title